MFS® INVESTMENT MANAGEMENT

500 BOYLSTON STREET, BOSTON, MASSACHUSETTS 02116

(617) 954-5000

August 1, 2011

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Registration Statement on Form N-14 by MFS® Municipal Series Trust

Ladies and Gentlemen:

Enclosed for filing pursuant to (1) the Securities Act of 1933, as amended, (ii) General Instruction B to Form N-14 and (iii) Item 101 of Regulation S-T, is a Registration Statement on Form N-14 (the “Registration Statement”) including the proxy statement/prospectus, statement of additional information, other information and exhibits. No filing fee is required pursuant to General Instruction B of Form N-14.

The purpose of the Registration Statement is to effect a reorganization of MFS Florida Municipal Bond Fund (“Florida Municipal Bond Fund”), a series of MFS Municipal Series Trust, with MFS Municipal Income Fund (“Municipal Income Fund”), a series of MFS Municipal Series Trust, pursuant to which Municipal Income Fund will acquire all of the assets and liabilities of the Florida Municipal Bond Fund (the “Reorganization”). The Registration Statement includes a shareholder letter, notice of meeting, combined Prospectus/Proxy Statement, and forms of voting instructions card and proxy which are proposed to be used by the MFS Florida Municipal Bond Fund in connection with the Florida Municipal Bond Fund’s Special Meeting of Shareholders expected to be held on October 27, 2011. It is intended that definitive proxy materials be mailed to shareholders of the Florida Municipal Bond Fund on or around September 13, 2011.

If you have any questions or comments concerning the foregoing or the enclosed, please call the undersigned at (617) 954-5064.

Very truly yours,

TIMOTHY M. FAGAN
Timothy M. Fagan
Vice President & Senior Counsel

TMF/bjn

Enclosures